Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 F: +1 202.637.3593 ericsimanek@ eversheds-sutherland.com

January 28, 2025

Via EDGAR

Valerie Lithotomos

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Strategic Trust

File Nos.: 333-258490, 811-27323

Dear Ms. Lithotomos:

On behalf of Strategic Trust (the “Trust” or the “Registrant”) and its series, Daily Delta N100 Downside Option Strategy ETF, Daily Delta N100 Upside Option Strategy ETF, Daily Delta R2000 Downside Option Strategy ETF, Daily Delta R2000 Upside Option Strategy ETF, Daily Delta S500 Downside Option Strategy ETF and Daily Delta S500 Upside Option Strategy ETF (each and “Fund” and, together, the “Funds”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 22, 2024 regarding the Registrant’s Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A (the “Amendment”). The Staff’s comments are set forth below and are followed by the Company’s responses. All references to page numbers refer to the Amendment filed on January 5, 2024.

Table of Contents

1.	In the Table of Contents, please correct the reference to the Daily Delta R2000 Upside Option Strategy ETF.

Response: The Amendment has been revised to correct the reference to the DailyDelta R2000 Upside Option Strategy ETF.

Daily Delta N100 Upside Option Strategy ETF

2.	In the introductory paragraph of the “Fees and Expenses of the Fund” section, please use bold font for the following sentence:

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response: The Amendment has been revised accordingly.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

January 28, 2025 Page 2

3.	Please provide a completed fee table and expense example for review by the Staff at least five business days in advance of anticipated effectiveness of the Amendment.

Response: Please see below the completed fee table and expense example, which are the same for each Fund:

Fee Table

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	1.35%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.35%

Example

1 Year	3 Years
$137	$428

4.	The Staff notes that any fee waiver or expense limitation disclosed in the fee table should be contractual for at least a year and may only be terminated by the fund’s Board of Trustees.

Response: The Registrant notes that none of the Funds will have a fee waiver or expense limitation in place.

5.	The Staff notes that a ticker “N100” refers to an index called the Euronext 100 Index. Please consider whether “N100” is appropriate for inclusion in the Fund’s name.

Response: The names of the applicable Funds have been revised to replace “N100” with “Q100.”

6.	Please state in each Fund’s summary section that the index referenced by the Fund’s options contracts is not affiliated with the Fund or the Adviser.

Response: The Registrant respectfully notes that this disclosure is already included at the end of each Fund’s principal investment strategy in the summary section of the prospectus.

7.	Please explain the term “protection limit.”

Response: The Registrant has revised the disclosure to use the term “option loss limit” and has clarified that the daily “option loss limit” is equal to the amount spent on option premiums (i.e., up to 10% of the Fund’s net asset value).

8.	Please explain in the disclosure how performance can exceed the N100 Index if the Fund is exercising at the money options.

Response: The Registrant respectfully notes that the disclosure does not indicate that the Fund exercises at-the-money options; rather, the Fund purchases options that are at-the-money at the time of purchase and exercises them if the value of the index has appreciated beyond the strike price (if the options are “in-the-money”), thus providing exposure to an increase in value of the N100 Index.

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9.	Please explain how the Fund can “generate greater positive returns than experienced by the N100 Index.”

Response: The Fund will be able to generate greater positive returns than the N100 Index due to the Fund’s use of options. The Fund will purchase “at-the-money” options, meaning that the strike price of the options is equal to the current value of the referenced index. The notional value of the options held by the Fund will exceed the value of the Fund’s net assets. When the value of the referenced index increases to exceed the strike price, the Fund will exercise the option and receive cash in the amount of the value of the index, minus the strike price, multiplied by the index multiplier, less the premium paid. Therefore, any gain in the value of the index will lead to a proportionally greater gain in the value of the Fund’s assets. The Fund’s losses, however, will be limited to the value of the options premium, plus any losses from the Fund’s cash holdings.

10.	Please explain how the Fund’s daily risk can be limited to no more than 10% of the Fund’s NAV if the Fund’s investments in US Treasury securities decline.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure to state that the Fund seeks to limit the daily risk of its options strategy to no more than 10% of the Fund’s NAV. Additionally, the Fund has added disclosure stating that the Fund may experience losses if its investments in Treasury securities decline in value.

11.	With respect to the first bullet point under “An investment in the Fund is not an investment in the N100 Index . . . .,” please revise to state, if true, that the Fund’s strategy will only produce positive performance on days when the appreciation of the N100 Index exceeds the options premium.

Response: The Registrant has made the requested revision.

12.	With respect to the second bullet point under “An investment in the Fund is not an investment in the N100 Index . . . .,” the Staff notes that the Fund could experience losses if the N100 Index value does not change or if the index appreciation does not exceed the value of the options premium. Please revise accordingly.

Response: The Registrant has made the requested revision.

13.	Under the heading “The Fund’s Use of N100 Index Options Contracts,” please explain how returns can be a multiple of the appreciation of the value of the N100 Index.

Response: Please see the explanation in the response to Comment 9. Additionally, the Registrant added additional disclosure regarding how the Fund’s returns can be a multiple of the returns of the N100 Index.

14.	Under the heading “Fund Portfolio,” please revise the table to use more “plain language.”

Response: The Registrant has revised the table to clarify when the Fund will exercise an option or let it expire.

15.	Please reference the term “at-the-money” and the accompanying explanation earlier in the Principal Investment Strategies section.

Response: The Amendment has been revised to delete the term “at-the-money” throughout.

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16.	Please add risk disclosure stating that the Fund could lose money if the options are exercised, but the returns do not exceed the premium paid for the option contracts.

Response: The Registrant has added the requested disclosure to “Derivatives Risk – Options Contracts.”

17.	Please add the month that each portfolio manager began managing the Fund.

Response: The Registrant has added the requested disclosure.

Daily Delta S500 Upside Option Strategy ETF and Daily Delta S500 Downside Option Strategy ETF

18.	The Staff notes that the ticker “S500” is already in use. Please consider whether “S500” is appropriate for inclusion in the applicable Funds’ names.

Response: The applicable Funds have revised their names to replace “S500” with “SP500”.

All Funds

19.	Please explain in plain language the term “Daily Delta” and the use of the terms “upside” and “downside” in the Funds’ names.

Response: The term “DailyDelta” was created by the Funds’ investment adviser as a brand name for the suite of ETFs. The name is designed to be easily remembered and not to communicate information about any Fund’s strategy. Therefore, there is no meaning to explain and the Registrant respectfully declines to add further disclosure about the term “DailyDelta.”

The Registrant has clarified in the disclosure that “upside” means that the Fund seeks to benefit from the increase in value of a particular index while “downside” means that the Fund seeks to benefit from the decrease in value of a particular index.

20.	All comments made on the disclosure relating to the Daily Delta N100 Upside Option Strategy ETF should be applied to the other Funds, as applicable.

Response: The Amendment has been revised accordingly.

Additional Information About the Funds

21.	Please explain supplementally whether the Trust and the Adviser are still pursuing the “manager-of-managers” exemptive application.

Response: The Registrant confirms that the Trust and Adviser are still pursuing the “manager-of-managers” exemptive application.

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MANAGEMENT – Fund Sponsor

22.	Please provide more information about Zega’s role as the “sponsor.” In particular, please explain whether Zega is providing duplicative services and whether it is affiliated with the Adviser.

Response: The Registrant notes that Zega has been replaced by Tidal Investments LLC (“Tidal”) as the Funds’ sponsor, and the Amendment has been revised accordingly. Tidal is the sub-adviser to each Fund and is not affiliated with the Adviser. As sponsor, Tidal covers any operating fees of the Funds that are in excess of the unitary fee and also provides certain marketing and other administrative support for the Funds out of its legitimate profits. The Registrant does not believe that these services are duplicative to the advisory services provided by the Adviser, or the sub-advisory services provided by Tidal under the sub-advisory agreement.

*          *          *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 220-8412.

Sincerely,

/s/ Eric Simanek
Eric Simanek